UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cascadian Therapeutics, Inc.

(Name of Subject Company)

Cascadian Therapeutics, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Scott Myers

President and Chief Executive Officer

Cascadian Therapeutics, Inc.

3101 Western Avenue, Suite 600

Seattle, WA 98121

(206) 801-2100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul J. Jaskot

Reed Smith LLP

Three Logan Square

Philadelphia, PA 19103

215-851-8100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 31, 2018, Cascadian Therapeutics, Inc., a Delaware corporation (the “Company”), issued a press release announcing the entry into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Seattle Genetics, Inc., a Delaware corporation (“Parent”), and Valley Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of the Company at a price of $10.00 per Share in cash, net to the seller, without interest and subject to any required withholding of taxes. If successful, the Offer will be followed by the merger of the Company with and into the Purchaser pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company being the surviving corporation (the “Merger”), and becoming a wholly-owned subsidiary of Parent.

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Company email to employees

(ii)	Company employee presentation

(iii)	Letter to HER2CLIMB clinical investigators

(iv)	Letter to partners and vendors

(v)	Letter to vendors and suppliers

(vi)	Email to temporary workers and contractors

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on January 31, 2018 (including Exhibit 2.1 and Exhibit 99.1 attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Cascadian Therapeutics or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) and Cascadian Therapeutics will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC. The offer to purchase shares of Cascadian Therapeutics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Valley Acquisition Sub, Inc. and Seattle Genetics, Inc., and the solicitation/recommendation statement will be filed with the SEC by Cascadian Therapeutics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated toll-free at (888) 750-5834.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain, in addition to historical information, certain forward-looking statements, including, without limitation, statements regarding the pending acquisition of Cascadian Therapeutics, Inc. by Seattle Genetics, Inc. and its affiliates, including Valley Acquisition Sub, Inc. (the Offer, the merger and other related transactions are collectively referred to as the “Transactions”). Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “anticipates,” “plans,” “expects,” “expected,” “will,” “intends,” “potential,” “project,” “possible,” “scheduled,” “estimates,” “intends,” “continue,” “ongoing,” “goal” and similar expressions or variations of such words and phrases or statements that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve risks and uncertainties related to Cascadian Therapeutics’ business and the general economic environment, many of which are beyond Cascadian Therapeutics’ control. Such uncertainties and risks include, without limitation: uncertainties as to the timing of the Offer and merger; uncertainties as to how many of the Cascadian Therapeutics’ stockholders will tender their stock in the Offer; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the Transactions (or the announcement thereof) on relationships with employees, customers, other business partners or governmental entities; transaction costs; the risk that the Transactions will divert management’s attention from Cascadian Therapeutics’ ongoing business operations; and other risks and uncertainties detailed from time to time in documents filed by the Company with the securities regulators in the United States on EDGAR and in Canada on SEDAR, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company. These risks, uncertainties and other factors could cause Cascadian Therapeutics’ actual results to differ materially from those projected in forward-looking statements. Although Cascadian Therapeutics believes that the forward-looking statements contained in this communication are reasonable as of the date hereof, it can give no assurance that its expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Cascadian Therapeutics disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law.

Exhibit Index

Exhibit Number	Description

99.1	Company email to employees

99.2	Company employee presentation

99.3	Letter to HER2CLIMB clinical investigators

99.4	Letter to partners and vendors

99.5	Letter to vendors and suppliers

99.6	Email to temporary workers and contractors